United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐ .)

Vale informs on the Taquaras dam

Rio de Janeiro, April 30th, 2020 - Vale S.A. (“Vale”) informs that today it started, as a preventive measure, the emergency protocol at Level 1¹ for the Taquaras sediment dam, of the Mar Azul mine, in Nova Lima (MG), protocol that does not require the evacuation of the population in the Self-Rescue Zone (“ZAS”), downstream of the dam. It is reinforced that the ZAS was evacuated in February 2019, following the activation of the emergency protocol at Level 2 for the B3/B4 dam, also of the Mar Azul mine, which is placed upstream of the Taquaras dam.

The decision is a preventive measure, resulting from the additional step of assessing of Vale’s structures in Brazil after the implementation of the Engineer of Record (“EoR”) function, in January of this year. The EoR is a good practice, recommended by the Mining Association of Canada and the Canadian Dam Association, and aims to give greater reliability and quality to the process of dam safety monitoring and review, which is now continuous. The decision to change the emergency level is associated with the identification of anomaly in the upstream slope of the dam during routine inspection. The Taquaras dam had its Stability Condition Statement (“DCE”) issued on March 31st, 2020. However, and based on this new observed fact, the DCE will be issued as negative.

The Mar Azul mine is an asset which does not belong to Vale's production chain since October 2018. Therefore, the decision above-mentioned does not impact Vale's 2020 iron ore production guidance of 310-330 million tons.

1 As per the Emergency Action Plan for Mining Dams (“PAEBM”).

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 30, 2020		Director of Investor Relations